                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*

                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                             Chicago, Illinois 60602
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                                Page 1 of 8 Pages

CUSIP NO. 864591102                                       PAGE 2 of 8
--------------------                                     ----------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jack Miller Family Limited Partnership #1
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORIGIN

       Delaware
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
   NUMBER OF            2,653,415
    SHARES           -----------------------------------------------------------
  BENEFICIALLY       8  SHARED VOTING POWER
 OWNED BY EACH          0
   REPORTING         -----------------------------------------------------------
  PERSON WITH        9  SOLE DISPOSITIVE VOTING POWER
                        2,653,415
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE VOTING POWER
                        0
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,653,415
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      / /
--------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       25.9% (See Item 5)
--------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102                                       PAGE 3 of 8
--------------------                                     ----------------

------------------------------------------------------------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984
------------------------------------------------------------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3 SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
     4 SOURCE OF FUNDS*

       N/A
------------------------------------------------------------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
                                                                        / /
------------------------------------------------------------------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORIGIN

       United States
------------------------------------------------------------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
   NUMBER OF            268,449
    SHARES           ---------------------------------------------------------------------------------------------------------------
  BENEFICIALLY       8  SHARED VOTING POWER
 OWNED BY EACH          0
   REPORTING         ---------------------------------------------------------------------------------------------------------------
  PERSON WITH        9  SOLE DISPOSITIVE VOTING POWER
                        268,449
                     ---------------------------------------------------------------------------------------------------------------
                     10 SHARED DISPOSITIVE VOTING POWER
                        0
------------------------------------------------------------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       268,449
------------------------------------------------------------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       / /
------------------------------------------------------------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       2.8% (See Item 5)
------------------------------------------------------------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

       OO
------------------------------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102                                       PAGE 4 of 8
--------------------                                     ----------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jack Miller
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
                                                                        / /
--------------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORIGIN

       United States
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
   NUMBER OF            17,000
    SHARES           -----------------------------------------------------------
  BENEFICIALLY       8  SHARED VOTING POWER
 OWNED BY EACH          5,331
   REPORTING         -----------------------------------------------------------
  PERSON WITH        9  SOLE DISPOSITIVE VOTING POWER
                        17,000
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE VOTING POWER
                        5,331
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,331
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             /X/
       See Item 5
--------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       0.2% (See Item 5)
--------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

CUSIP NO. 864591102                                       PAGE 5 of 8
--------------------                                     ----------------



      This Amendment No. 9 to Schedule 13D is filed for the purpose of updating various information contained in Amendment No. 8 to Schedule 13D filed jointly on November 19, 2001 ("Amendment No. 8") by the following persons (each, a "Reporting Person"): the Jack Miller Family Limited Partnership #1 (the "Limited Partnership"), Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984 (the "Trust"), and Jack Miller ("Mr. Miller"). Except as specifically amended hereby, all other provisions of Amendment No. 8 remain in full force and effect. Capitalized terms used and not otherwise defined herein have the same meanings ascribed to them in Amendment No. 8.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On each of August 6 and July 31, 2002, the Limited Partnership was paid quarterly dividends on the Series A and Series B Preferred Stock which it owns in respect of the fiscal quarters ended April 30 and July 31, 2002, respectively. In accordance with the terms of the Series A and Series B Preferred Stock, such dividends were paid in the form of Common Stock, resulting in the issuance of an aggregate of 88,918 shares of Common Stock to the Limited Partnership.

      In addition, as a non-employee director of the Issuer, Mr. Miller is entitled to receive a quarterly directors' fee of $5,000 payable in shares of Common Stock based on a price per share equal to the trailing 10-day average closing price of the Common Stock on the Nasdaq National Market prior to the end of the quarter for which such shares are issued. Accordingly, on each of May 17 and August 29, 2002, the Trust received on Mr. Miller's behalf a Common Stock grant of 6,844 shares (based on a price per share of $0.7306) and 6,469 shares (based on a price per share of $0.7729), respectively, for the fiscal quarters ended April 30 and July 31, 2002.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

      (a)   Aggregate Number/Percentage of Common Stock Beneficially Owned:

                  the Limited Partnership:            2,653,415 shares/25.9%
                  the Trust:                          268,449 shares/2.8%
                  Mr. Miller:                         22,331 shares/0.2%

      The ownership percentages set forth above are based upon 9,519,923 shares of Common Stock issued and outstanding on September 5, 2002.

      The 2,653,415 shares of Common Stock reported as beneficially owned by the Limited Partnership include 412,371 shares of Common Stock, which are issuable upon conversion of 412,371 shares of Series A Preferred Stock, and 317,460 shares of Common Stock, which are issuable upon conversion of 50,000 shares of Series B Preferred Stock. Of the 22,331 shares of Common Stock reported as beneficially owned by Mr. Miller, 17,000 represent shares of Common Stock which may be acquired pursuant to stock options which are immediately exercisable.

      The aggregate number of shares of Common Stock reported as beneficially owned by Mr. Miller does not include shares owned by various trusts for the benefit of members of Mr. Miller's family, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) the Harvey L. Miller Trust Dated January 21, 1983, a trust for the benefit of Mr. Miller's brother and members of his brother's family, owns 210,545 shares of Common Stock and 50,000 shares of Series B Preferred Stock which currently are convertible into 317,460 shares of Common Stock, (ii) the Judith N. Bernstein 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her family, owns 21,769 shares of Common Stock, and (iii) TWS Investment Group, L.P., a partnership in which Mr. Miller's daughter and members of her family directly or indirectly serve as partners, owns 21,769 shares of Common Stock. Mr. Miller's beneficial ownership of Common Stock also does not include shares which are owned by certain of Mr. Miller's business associates and/or trusts for their benefit and for the benefit of their families, as to which Mr. Miller

CUSIP NO. 864591102                                       PAGE 6 of 8
--------------------                                     ----------------



disclaims beneficial ownership. Specifically, (i) the Howard I. Bernstein Declaration of Trust Dated April 28, 1987 owns 61,965 shares of Common Stock and 82,474 shares of Series A Preferred Stock which currently are convertible into 82,474 shares of Common Stock, and (ii) Eric Achepohl owns 6,200 shares of Common Stock and 8,247 shares of Series A Preferred Stock which currently are convertible into 8,247 shares of Common Stock.

      (b) Each Reporting Person has sole voting and dispositive power with respect to all of the shares reported as beneficially owned by it or him, except that Mr. Miller shares voting and dispositive power with respect to 5,331 shares of Common Stock with his wife, Goldie Wolfe. Ms. Wolfe, a United States citizen, is a commercial real estate broker with Millbrook Corporate Real Estate Services, LLC. Her business address is 475 Half Day Road, Lincolnshire, Illinois 60069. During the last five years, Ms. Wolfe has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

      (c) During the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock other than the transactions described in
Item 3 hereof.

      (d)   None.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In connection with the Limited Partnership's purchase of Series A Preferred Stock, the Limited Partnership and the other holders of Series A Preferred Stock entered into a Registration Rights Agreement with the Issuer dated May 28, 1999, which provides the holders of Series A Preferred Stock with certain rights to require the Issuer to register for sale the shares of Common Stock issuable to such holders (i) upon conversion of the Series A Preferred Stock, or (ii) as dividends in respect of the Series A Preferred Stock (and, upon conversion, in respect of the Common Stock). The Registration Rights Agreement also provides that, as long as any shares of the Series A Preferred Stock remain outstanding, the Issuer shall use its best efforts to nominate to the Board of Directors of the Issuer one (1) person designated by the majority of the outstanding Series A Preferred Stock, and the Issuer agrees to take all actions necessary and use all reasonable endeavors to ensure such designee's election to the Board. Mr. Miller has served as the designee of the holders of the Series A Preferred Stock since May 28, 1999.

      In connection with the Limited Partnership's purchase of Series B Preferred Stock, the Registration Rights Agreement was amended on October 18, 1999 to (i) grant to the holders of the Series B Preferred Stock all of the same rights and privileges previously granted to the holders of the Series A Preferred Stock, and (ii) obligate the Issuer to use its best efforts to elect to the Issuer's Board of Directors a total of three (3) persons nominated by a majority of the holders of the Series A and Series B Preferred Stock, voting together as a separate class. Mr. Miller has continued to serve as a designee of the holders of the Series A and Series B Preferred Stock and such holders have not yet designated their other two (2) nominees for election to the Board of Directors of the Issuer. In addition, in connection with the Issuer's sale of Series B Preferred Stock (i) several persons resigned from the Issuer's Board of Directors, (ii) the Issuer agreed to reduce the size of its Board of Directors to seven (7) members, and (iii) Jack Miller was elected as Chairman of the Board of the Issuer.

      Beginning in fiscal 2002, Mr. Miller, the Chairman of the Board of Directors of the Issuer, pursuant to a retainer agreement with the Issuer dated as of April 17, 2001, would have been entitled to receive an annual retainer payable in shares (or deferred stock units in lieu of shares) of the Issuer's Common Stock under the Issuer's Stock Option Plan equal in value to a total of $100,000, paid in quarterly installments, at a price equal to the trailing 10-day average closing price of the Common Stock on the Nasdaq National

CUSIP NO. 864591102                                       PAGE 7 of 8
--------------------                                     ----------------



Market prior to the end of the quarter for which such shares or deferred stock units are issued. Mr. Miller would have also been entitled to receive a bonus payable in shares of Common Stock (or deferred stock units in lieu of shares), as determined by the Board of Directors of the Issuer. However, both the Issuer and Mr. Miller have mutually agreed to terminate the retainer agreement effective as of the beginning of fiscal 2002. No compensation has been or will be paid to Mr. Miller under the agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

      A. Agreement to File Amendment to Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Act (previously filed as Exhibit A to Amendment No. 2 to Schedule 13D (filed on July 31, 2000) and incorporated herein by reference).

CUSIP NO. 864591102                                       PAGE 8 of 8
--------------------                                     ----------------



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2002

                                    JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                                    By:   Jack Miller Trust Dated January 18,
                                          1984, its general partner


                                    By:   /s/ Jack Miller
                                          --------------------------------------
                                          Jack Miller, not individually but
                                          solely as trustee of the general
                                          partner


                                                  /s/ Jack Miller
                                    --------------------------------------------
                                    Jack Miller, not individually but solely
                                    as trustee of the Jack Miller Trust Dated
                                    January 18, 1984


                                                  /s/ Jack Miller
                                    --------------------------------------------
                                                      Jack Miller